

Mail Stop 3561

April 26, 2010

Ms. Claudia Tatu
Secretary
Recipe Kits, Inc.
201 Clark Avenue
Pomona, California 91767

> **Re:** **Recipe Kits, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2009**
> **File No. 333-148931**

Dear Ms. Tatu:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief